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EXHIBIT 12.1

HOLLYWOOD ENTERTAINMENT CORPORATION
RATIO OF EARNINGS/LOSSES TO FIXED CHARGES

	Year Ended December 31,							Nine Months Ended September 30,
	1996		1997		1998	1999	2000	2000	2001
EARNINGS:
Income (loss) before tax	$34,282		$9,343		$(69,665)	$(47,990)	$(498,448)	$(95,650)	$26,240
Add: Fixed charges	20,159		41,946		78,821	104,115	131,275	98,140	97,030
Amortization of capitalized interest	18		82		212	332	437	325	339
Less: Interest Capitalized	(496)		(957)		(1,277)	(1,313)	(469)	(416)	(9)
ADJUSTED INCOME (LOSS)	$53,963		$50,414		$8,091	$55,144	$(367,205)	$2,399	$123,600
FIXED CHARGES:
Interest Expense	$4,339		$14,302		$33,355	$45,691	$62,302	$46,892	$43,261
Capitalized Interest	496		957		1,277	1,313	469	416	9
Portion of rent representative of the interest factor	15,324		27,183		44,189	57,111	68,504	50,832	53,760
TOTAL FIXED CHARGES	$20,159		$42,442		$78,821	$104,115	$131,275	$98,140	$97,030
RATIO OF EARNINGS TO FIXED CHARGES	2.68	x	1.20	x	—	—	—	—	1.27	x
DEFICIENCY OF EARNINGS TO FIXED CHARGES	—		—		$70,730	$48,971	$498,480	$95,741	—

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HOLLYWOOD ENTERTAINMENT CORPORATION RATIO OF EARNINGS/LOSSES TO FIXED CHARGES